Exhibit 99.1

NEWS RELEASE	ELD No. 09-05
TSX: ELD NYSE-A: EGO	February 23, 2009
Eldorado Gold Announces Public Offering of Common Shares
Vancouver, BC (February 23, 2009) – Eldorado Gold Corporation (“Eldorado” or the “Company”) announced today its intention to raise approximately CDN $275 million through a public offering (the “Offering”) of common shares. In connection with the Offering, the Company has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada and a registration statement with the United States Securities and Exchange Commission. The Offering will be underwritten by Macquarie Capital Markets Canada Ltd.
The number of common shares to be distributed and the price of each common share will be determined in the context of the market with final terms to be determined at the time of pricing. The Company will grant the underwriter an over-allotment option to purchase additional common shares in an amount up to 15% of the Offering, exercisable at any time up to 30 days from (and including) the closing of the Offering.
The Company intends to use the net proceeds from the Offering for acquisitions, development of acquired mineral properties, working capital requirements and or for other general corporate purposes.
The common shares will be offered by way of a short form prospectus in all of the provinces of Canada and will be registered in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside of Canada pursuant to applicable prospectus exemptions. A preliminary short form prospectus has been filed in all the Provinces of Canada for which the Company has obtained a receipt. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
The Offering is scheduled to close on or about March 16, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE-Alternext US. A copy of the prospectus relating to the securities may be obtained in Canada from Macquarie Capital Markets Canada Ltd. by telephone at (416) 848-3501.
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the applicable Canadian Secuirities laws. Such forward-looking statements or information include, but are not limited to statements or information,relating to the Offering and proposed use of proceeds. Such forward-looking statements or information are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to “Forward-Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008.

Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors included, among others, the following: the need to negotiate the terms of the Offering and to satisfy the conditions agreed upon, the need to satisfy regulatory and legal requirements with respect to the Offering; gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; risks from litigation; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.
Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Alternext US (NYSE-A: EGO).

Contact:
Earl Price, Chief Financial Officer
Eldorado Gold Corporation
Phone: 604.601-6661 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: earlp@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: info@eldoradogold.com